August 3, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Brad Skinner

Re:                             Dean Foods Company

Form 10-K for the Fiscal Year ended December 31, 2016

Filed February 22, 2017

Form 8-K Filed May 9, 2017

File No. 1-12755

Ladies and Gentlemen:

Set forth below is the response of Dean Foods Company (the “Company,” “we,” “our,” “us”) to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated July 20, 2017 regarding our Form 10-K for the Fiscal Year Ended December 31, 2016 (“2016 Form 10-K”) and our Form 8-K filed May 9, 2017.

For ease of reference, we have recited the Staff’s comments in bold type before our responses.

Form 10-K for the Fiscal Year Ended December 31, 2016

Financial Statements

Note 1 — Summary of Significant Accounting Policies, page F-6

Recently Issued Accounting Pronouncements, page F-9

1.              We note your discussion of new revenue recognition guidance and the impact that this guidance may have with respect to your classification of bulk cream sales. Please address the following:

•                  Tell us the amount of bulk cream sales for the years ended December 31, 2016, December 31, 2015 and December 31, 2014;

•                  Explain your basis under existing authoritative literature for your current presentation of these sales as a reduction to cost of sales; and,

•                  Explain the current status of your evaluation of the classification of these sales under new revenue recognition guidance.

Dean Foods Company 2711 North Haskell Avenue, Suite 3400 Dallas, Texas 75204 | t] 214 303 3400 f) 214 303 3499 www.deanfoods.com

Response:

a)             By-product sales for the years ended December 31, 2016, 2015, and 2014 were $551.5 million, $577.4 million and $659.6 million, respectively, the substantial majority of which related to sales of bulk cream. By-product sales also include sales of bulk butter, which is the other by-product of raw milk from our fluid milk production and is accounted for in a manner consistent with sales of bulk cream.

In future filings, the Company will include disclosure of the amount of its by-product sales when it provides its annual disclosures regarding significant accounting policies.

b)             As explained below, the Company’s sales of bulk cream and other by-products of producing fluid milk are neither part of the Company’s ongoing major operations nor central to the Company’s operations. In addition, the Company believes that presenting such sales as a reduction to cost of sales is a better representation of the true production cost of its revenue-generating products and activities. As further discussed below, the cream resulting from the raw milk we purchase and use in the production of our fluid milk products is not merely a scrap or by-product but is actually an ingredient used by the Company in the manufacturing of certain of our other dairy products and accordingly, recorded in cost of sales. For all of these reasons, we report the sales for the portion of the excess cream that is not used internally but rather sold to third parties as a reduction to cost of sales.

The majority of the Company’s products are produced from raw milk, making raw milk the most significant input factor in the Company’s production process.  Raw milk from dairy cows normally arrives at the Company’s processing facilities containing an annual average of approximately 3.7% butterfat. The Company separates the raw milk into skim milk and butterfat, which the Company blends to produce its fluid milk products ranging in butterfat content from approximately 0.5% to 3.25%. The Company is left with cream comprised of the excess butterfat and skim milk, as a by-product of producing its fluid milk products. A portion of the excess cream is transferred from our fluid milk producing plants to certain of our other plants for use as an ingredient in the production of ice cream, ice cream mix and other products. In addition, excess cream is sold to third parties as a mixture of 1) excess butterfat from producing products at or below 3.25% butterfat content and 2) skim milk used as a transport mechanism for the butterfat. The cream, which is generally 40% butterfat and 60% skim milk, is sold primarily to third parties in bulk tankers (“bulk cream”).

Staff Accounting Bulletin Topic 13: Revenue Recognition states:

“[I]n the absence of authoritative literature addressing a specific arrangement or a specific industry, the staff will consider the existing authoritative accounting standards as well as the broad revenue recognition criteria specified in the FASB’s conceptual framework that contain basic guidelines for revenue recognition.”

Nothing in the existing authoritative accounting literature prescribes presentation for the sale of by-product or scrap materials. SEC Regulation S-X does not require by-product or scrap sales to be reflected in a specific income statement line item. Accordingly, the Company reviewed and applied the broad revenue recognition criteria specified in the FASB’s conceptual framework.

The FASB’s Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements (“CON 6”), establishes the baseline definitions for classifying inflows as revenues and gains upon which all subsequent accounting guidance is built. According to paragraph 79 of CON

6 regarding the characteristics of revenue, “[r]evenues represent actual or expected cash inflows (or the equivalent) that have occurred or will eventuate as a result of the entity’s ongoing major or central operations.”

Paragraphs 87-88 of CON 6 state, in part:

Revenues and expenses result from an entity’s ongoing major or central operations and activities—that is, from activities such as producing or delivering goods, rendering services, lending, insuring, investing, and financing. In contrast, gains and losses result from incidental or peripheral transactions of an enterprise with other entities and from other events and circumstances affecting it. Some gains and losses may be considered “operating” gains and losses and may be closely related to revenues and expenses. Revenues and expenses are commonly displayed as gross inflows or outflows of net assets, while gains and losses are usually displayed as net inflows or outflows. The definitions and discussion of revenues, expenses, gains, and losses in this Statement give broad guidance but do not distinguish precisely between revenues and gains or between expenses and losses. Distinctions between revenues and gains and between expenses and losses in a particular entity depend to a significant extent on the nature of the entity, its operations, and its other activities. Items that are revenues for one kind of entity may be gains for another, and items that are expenses for one kind of entity may be losses for another.

Topic 605-10-25-1 of the FASB Accounting Standards Codification, which provides the source of authoritative GAAP recognized by FASB, is consistent with the language in CON 6 and states the following with respect to revenue-generating activities:

Paragraph 83(b) of FASB Concepts Statement No. 5, Recognition and Measurement in Financial Statements of Business Enterprises, states that revenue is not recognized until earned. That paragraph states that an entity’s revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations, and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues.

The Company believes that its bulk cream by-product sales are not revenue-earning activities because they do not involve activities that constitute ongoing major or central operations to the Company. The Company does not purchase raw milk for the purposes of producing bulk cream for sale to third party customers. The Company does not advertise bulk cream or have a dedicated sales force to sell bulk cream, other than one fully dedicated individual in our procurement organization who manages our bulk cream activities. Further, the bulk cream is not packaged and sold under a specific finished good or private label brand. The Company described its revenue-generating activities in its 2016 Form 10-K as follows:

We manufacture, market and distribute a wide variety of branded and private label dairy and dairy case products, including fluid milk, ice cream, cultured dairy products, creamers, ice cream mix and other dairy products to retailers, distributors, foodservice outlets, educational institutions and governmental entities across the United States.

Butterfat in the raw milk that the Company purchases is primarily used as an ingredient in the production of the Company’s revenue-generating activities described above (other than skim milk and non-fat cultured products). The raw milk contains butterfat in excess of its production requirements. Rather than discard the leftover butterfat, the Company sells the butterfat as bulk cream to third parties to help offset the cost of the raw milk purchased. The Company believes that the true cost of the Company’s revenue-generating activities includes the raw milk cost, which includes the butterfat, net of any amounts the Company is able to recover for the portion of the butterfat that is not used as an ingredient in its dairy products.

In addition, due to the seasonality and the perishable nature of dairy products, at certain times, the Company’s cream resulting from its raw milk purchases is not sufficient to meet the Company’s internal needs associated with the production of ice cream and other products that utilize cream as an ingredient. When this occurs, the Company is required to purchase bulk cream from third parties to fulfill the ingredient requirements of its products. In fact, at a manufacturing plant level, there can be days within the same week when bulk cream is both purchased from and sold to third parties. It is also noteworthy that there is no difference in the specifications of the bulk cream sold or the bulk cream purchased. The Company also records the cost of this externally purchased bulk cream as cost of sales.

For these reasons, the Company believes the presentation of by-product sales as a reduction of cost of sales is a better presentation of its true cost to manufacture the products produced by its revenue-generating activities.

The Company believes that there is diversity in practice with respect to the accounting treatment of by-product sales. The Company has reviewed all relevant accounting guidance and, based upon its assessment, appropriately applied GAAP to its facts and circumstances and has adhered to a consistent policy of presenting by-product sales as a reduction to cost of sales. In addition, management has reviewed its accounting policy with respect to the presentation of bulk cream sales with the Audit Committee of the Company’s board of directors for each of the years ended December 31, 2016, 2015 and 2014.

c)              As disclosed in the Company’s 2016 Form 10-K, the Company is evaluating the overall impact that ASU No. 2014-09 will have on its consolidated financial statements. We have formed a steering committee comprised of subject matter experts within the Company to help assess ASU No. 2014-09, including the impact that the guidance may have on the classification of bulk cream sales. The steering committee is in the process of gathering and evaluating quantitative and qualitative information with respect to the Company’s bulk cream sales, which will assist in informing our conclusion with respect to the appropriate income statement presentation of such amounts under ASU 2014-09. Our assessment is ongoing and no final determinations have been made at this time.

Note 18 — Segment, Geographic and Customer Information, page F-43

2.              We note various disclosures regarding aspects of your branded and private label activities, including the disclosure regarding your current business strategy to strengthen your private label business. In view of these disclosures and your stated strategy, explain to us how you have considered whether your branded and private label activities represent separate operating segments. As part of your response, please address the following:

•                  Explain to us, in reasonable detail, how you have applied the guidance in FASB ASC paragraph 280-10-50-1 in identifying your operating segment and concluding that you have one operating segment;

•                  Provide an organization chart together with a narrative that describes your management structure. The narrative should explain how you have identified your CODM and should describe the roles of your CODM and each individual who oversees an operating segment, as well as the process through which your CODM allocates resources and assesses performance; and,

•                  Provide us with a recent example of the information that the CODM regularly reviews to allocate resources and to assess performance.

Response:

In identifying the appropriate segment reporting and chief operating decision maker (“CODM”), management conducted a detailed review of the Company’s business and considered a number of factors, including management functions and reporting structure; resource allocation, capital deployment decisions and financial performance assessment; and management compensation, as well as the financial information regarding the business provided to the Company’s management. Set forth below is an analysis of management’s determination that the Company has one operating and reportable segment.

ASC 280 defines an operating segment as a component of a business entity that has each of the three following characteristics:

•                  The component engages in business activities from which it may earn revenues and incur expenses (including start-up operations and revenues and expenses relating to transactions with other components of the same entity).

•                  The operating results of the component are regularly reviewed by the entity’s CODM to assess the performance of the individual component and make decisions about resources to be allocated to the component.

•                  Discrete financial information about the component is available.

Our Chief Executive Officer (“CEO”) is our CODM. Under ASC 280-10-50-5, the CODM is defined as the person or function charged with the allocation of resources and the assessment of performance of the segments of a public entity. Our CEO makes all key operating decisions, determines the allocation of capital and resources, deploys capital and assesses overall performance for the Company.

Our CEO reviews discrete financial reports and other relevant operating information on a consolidated basis, which consists of our core dairy operations including corporate activities and costs. Our key performance indicators are brand mix, achieving low cost, and volume performance, which are reflected in gross profit, operating income, and net sales respectively. Brand level profitability is generally not used in performance assessments, resource allocation decisions or capital deployment decisions. As a result, our CEO regularly receives certain brand-specific net sales and volume information but only Company-wide profit information. He utilizes these results to monitor the Company’s operating performance, allocate resources and deploy capital for the Company as a whole, and not on a brand or product basis.

Our reporting structure is based on functions and is not separated between our private label and branded products. The reporting structure reflects the centralized, integrated manner in which the CEO manages the Company. The following executives report directly to the CEO (which, together with our SVP of Logistics, who reports to the EVP, Supply Chain, we collectively refer to as our Executive Leadership Team, or “ELT”):

•                  EVP, Chief Financial Officer

•                  EVP, General Counsel

•                  EVP, Supply Chain

•                  EVP, Chief Human Resources Officer

•                  SVP, Chief Information Officer

•                  SVP, Chief Customer, Marketing & Innovation Officer

•                  SVP, Field Sales

Each of these executives is a functional leader whose role is designed to provide centralized, integrated management support to the Company as a whole. We have aligned our operating strategy, as well as our sales, logistics and supply chain initiatives, to further evaluate the business along the functional lines of the Company’s income statement and dairy operations, as follows:

•                  Commercial,

•                  Supply Chain, which comprises Operations, Procurement and Logistics, and

•                  SG&A/Home Office/Corporate Overhead.

Each of these functions report to their respective Executive or Senior Vice Presidents, who in turn report to the CEO. No managers are dedicated to private label or branded products who are responsible for delivering results at the ELT level. Our CEO determines strategy and investment plans under this structure, facilitated by routine internal financial and operational reporting, and business reviews with leadership of our functional areas.

To assess Company performance and to make resource allocation and capital deployment decisions, the CEO determines a target level of adjusted operating income for the upcoming fiscal year. This determination is made for the Company as a whole, from the top down (i.e., the target operating income is not built up based on brand or product projections) and is then allocated by function. This enables the CEO to identify areas requiring investment to optimize operations. The CEO seeks to make resource allocation and capital deployment decisions that enable the Company as a whole to achieve operating income targets. With a focus on maximizing opportunities, he determines the allocation of resources across the Company, such as investments in its brands and markets, employees, processes and systems, working capital and capital expenditures. Because of the nature of the private label customers, the Company’s marketing and advertising budget is the only component of resource allocation that is specifically brand-related. In addition, although our research & development activities are typically brand-focused, some of these activities may also benefit or apply to our private label products. All of the Company’s other resources are allocated functionally at the Company level.

With respect to capital deployment, the CEO determines an annual budget for the Company as a whole, and this plan is then executed with the goal of maximizing total Company return. Historically, a majority of the Company’s capital spending has been deployed in support of ongoing repairs and maintenance, network optimization and cost productivity and strategic initiatives. The CEO makes capacity-building decisions for the Company as its primary production lines are brand versus private label agnostic. For this reason, the CEO measures and evaluates the effectiveness of capital deployment and utilization on a Company-wide basis only. The CEO determines capital deployment in consultation with the Company’s capital committee, which is comprised of the following executives of the Company:

•                  EVP, Supply Chain

•                  SVP, Logistics

•                  SVP, Chief Customer, Marketing & Innovation Officer

•                  SVP, Field Sales

•                  Chief Financial Officer

•                  Chief Accounting Officer & SVP Finance

•                  VP Tax & Shared Services

•                  VP & Treasurer

Our CEO attends the quarterly meetings of the capital committee, and CEO approval is required for capital committee decisions exceeding $1 million.

Further, annual incentive compensation for the Company’s executives is driven primarily by achievement of the Company’s consolidated adjusted operating income targets. The components and their relative weights utilized in determining their target annual incentive compensation for 2016 and 2015 were as follows: 75% on the Company’s adjusted operating income results, and 25% on individual performance objectives. For 2014, the incentive compensation targets were weighted 60% on the Company’s adjusted operating income results and 40% on individual performance objectives.

Based on our consideration of the guidance in ASC 280 as outlined above, we have concluded that we have a single operating and reportable segment.

As requested and pursuant to Rule 83, we are providing supplementally (i) a copy of the fact book provided to our CODM containing financial information for the year ended December 31, 2016, associated with the Company’s year-end earnings call, (ii) a copy of the June 2017 financial update that was presented by the CFO to the ELT in July 2017, (iii) a copy of the financial information provided to the CODM and the Company’s capital committee for each of the second and third quarters of 2017 capital committee meetings, and (iv) the organization chart, which identifies the CODM, the ELT, and each of their direct reports. We request that the Staff destroy or return these materials to us when it has completed its review.

Form 8-K dated May 9, 2017

Exhibit 99.1- Earnings Release for the First Quarter of 2017

Non-GAAP Financial Measures

Adjusted Operating Results

3.              You present certain non-GAAP measures that adjust the GAAP measures to exclude the impact of certain listed items, and explain that these non-GAAP measures provide useful information to investors by excluding expenses, gains or losses that are not indicative of your core operating performance. You also explain that you cannot predict the timing and amount associated with such items.

Clarify for us why you believe excluding the impact of the “incremental non-cash trademark amortization triggered by the launch of a national fresh white milk brand”, which relates to the 2015 launch of your DairyPure milk that resulted in the conversion of certain of your trademarks from indefinite lived to finite lived, is consistent with the reasons you have described for the adjustments made to your GAAP amounts. In this regard, we note that DairyPure appears to be core to your operating performance, and that timing and amount of the trademark amortization are predictable. As part of your response, explain why you believe the excluded amounts differ from other amortization or depreciation charges that have not been excluded from the adjusted amounts.

Response:

Prior to the launch of DairyPure® in 2015, we sold our fluid white milk products under more than 50 local and regional proprietary and licensed brands. In May 2015, we launched DairyPure®, the first national fresh white milk brand. In order to leverage the loyalty of our regional brands, we utilized a co-branding strategy with each regional brand continuing to appear on the DairyPure® label. Although there is no definite plan in place to stop using the regional brands on our DairyPure® products, we believe that over time the DairyPure® brand will emerge as the brand leader, which in turn will impact the value, cash flows and longevity of our existing regional brands. Furthermore, our advertising and marketing spending behind our brands has shifted from support of the regional brands to support of the DairyPure® brand.

Prior to the launch of DairyPure®, our regional fluid milk brand trademarks were not amortized because they had indefinite remaining useful lives as our intent was to continue to use these intangible assets indefinitely. Following the approval of the launch of DairyPure®, we changed our indefinite-lived trademarks to finite-lived, along with an estimate of their remaining useful lives, resulting in a triggering event for impairment testing purposes. Based upon our analysis, we recorded a non-cash impairment charge of $109.9 million and related income tax benefit of $41.2 million in the first quarter of 2015. Because DairyPure® was an internally developed brand, there was no corresponding value recorded on our balance sheet attributable to our new national brand. We determined that the remaining post-impairment carrying amounts of these regional trademarks of $111.8 million would be amortized on a straight-line basis over the estimated remaining useful life of the intangible assets.

The Company believes that the incremental non-cash amortization expense associated with the regional brands are not indicative of its core operating performance because the expense was triggered solely as a result of this one-time shift in brand strategy. Amortization expense attributable to the regional brands did not exist prior to the launch of DairyPure® and will be incurred for only the period of time representing the estimated remaining useful life of such trademarks. In addition, management excludes these amounts in assessing Company operating and financial performance. The Company believes an adjustment is appropriate to provide meaningful comparisons in its operating results, both to prior years and to future years, once these trademarks become fully amortized.  As a result, we exclude from our adjusted operating results only that incremental portion of our non-cash amortization of intangible assets that is related to the regional brands. The portion of the amortization of intangible assets that we had historically been recording for our other finite-lived intangible assets (which are primarily customer-related intangible assets) were not and are not excluded from our adjusted operating results. Additionally, we note that our income statement does reflect the expenses associated with developing and building the DairyPure®

brand, which is core to our operations and is not excluded from our computation of adjusted financial measures.

The Company notes the Staff’s comment that the Company discloses that it cannot predict the timing and amount associated with all of the adjustments made to its non-GAAP financial measures. In future filings, we will clarify this statement as follows: “In addition, we cannot predict the timing and amount of gains or losses associated with certain of these items.”

If you have any questions, please feel free to contact me at the contact information set forth on the cover page herein.

By:	/s/ Chris Bellairs
Name:	Chris Bellairs
Title:	Executive Vice President and Chief Financial Officer